DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR  May 18, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

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[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable




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                      DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                       Suite 105 - 17000 West 75th Avenue
                           Vancouver, BC V6P 6G2

                         NOTICE OF CHANGE OF AUDITOR

TO:         ERNST & YOUNG LLP, Chartered Accountants
AND TO:     BDO DUNWOODY LLP, Chartered Accountants and Consultants
NOTICE IS HEREBY GIVEN that, on the advice of the Audit Committee of the Company, the Board of Directors of the Company resolved on May 12, 2004 that:

       The resignation of Ernst & Young LLP, Chartered Accountants, on May 12, 2004, as auditor of the Company be accepted, and

       BDO Dunwoody LLP, Chartered Accountants, be appointed as auditor of the Company to be effective May 12, 2004, to hold office until the next annual meeting at a remuneration to be fixed by the directors.

In accordance with National Instrument 51-102 ("NI 51-102") we confirm that:

       (a) Ernst & Young LLP was asked to resign as auditor of the Company to facilitate the appointment of BDO Dunwoody LLP, a national firm with offices at 600 Park Place, 666 Burrard Street, Vancouver, British Columbia;

       (b) Ernst & Young LLP has not expressed any reservation in its reports for the two most recently completed fiscal years of the Company, nor for the period from the most recently completely period for which Ernst & Young LLP issued an audit report in respect of the Company and the date of this Notice;

       (c) the resignation of Ernst & Young LLP and appointment of BDO Dunwoody LLP as auditor of the Company were considered and approved by the Audit Committee and the Board of Directors of the Company;

       (d) in the opinion of the Board of Directors of the Company, no "reportable event" as defined in NI 51-102 has occurred in connection with the audits of the two most recently completed fiscal years of the Company, nor any period from the most recently completed period for which Ernst & Young LLP issued an audit report in respect of the Company and the date of this Notice; and



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       (e)  the Notice and Auditor's Letters have been reviewed by the Audit
       Committee and the Board of Directors.

Dated this 12th day of May, 2004.


DynaMotive Energy Systems Corporation


Per: /s/ Robert Andrew Kingston
    ----------------------------
     Robert Andrew Kingston
     President and Chief Executive Officer


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[ERNST & YOUNG LOGO]           Ernst & Young LLP          Phone: 604 891-8200
                               Chartered Accountants      Fax:   604 643-5422
                               Pacific Centre
                               P.O. Box 10101
                               700 West Georgia Street
                               Vancouver, Canada V7Y 1C7

May 17, 2004

British Columbia Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

Re: Notice of Change of Auditors dated May 12, 2004 with respect to Dynamotive Energy Systems Corporation.

With respect to the above-noted Notice of Change of Auditors and pursuant to National Instrument 51-102, we have read the Notice of Change of auditors for Corporation and, based on our knowledge of the information at this date, we agree with its contents as it pertains to Ernst & Young LLP.

Yours sincerely,



/s/
------------------
Ernst & Young LLP


c.c. The Board of Directors, Dynamotive Energy Systems Corporation


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[ERNST & YOUNG LOGO]           Ernst & Young LLP          Phone: 604 891-8200
                               Chartered Accountants      Fax:   604 643-5422
                               Pacific Centre
                               P.O. Box 10101
                               700 West Georgia Street
                               Vancouver, Canada V7Y 1C7

May 17, 2004

Alberta Securities Commission
4th Floor 300-5th Ave SW
Calgary, AB
T2P 3C4

Dear Sirs:

Re: Notice of Change of Auditors dated May 12, 2004 with respect to Dynamotive Energy Systems Corporation.

With respect to the above-noted Notice of Change of Auditors and pursuant to National Instrument 51-102, we have read the Notice of Change of auditors for Corporation and, based on our knowledge of the information at this date, we agree with its contents as it pertains to Ernst & Young LLP.

Yours sincerely,



/s/
------------------
Ernst & Young LLP


c.c. The Board of Directors, Dynamotive Energy Systems Corporation


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[BDO LOGO]          BDO Dunwoody LLP            600 Park Place
                    Chartered Accountants       666 Burrard Stree
                                                Vancouver, BC Canada V6C 2X8
                                                Telephone: (604)688-5421
                                                Telefax: (604)688-5132
                                                E-mail: Vancouver@bdo.ca
                                                www.bdo.ca

                                                Direct Line: (604)443-4706
                                                e-mail: ddejersey@bdo.ca

May 12, 2004

British Columbia Securities Commission
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Alberta Securities Commission
4th Floor 300 - 5th Avenue SW
Calgary, AB
T2P 3C4

Dear Sirs:

Change of Auditor of Dynamotive Energy Systems Corporation (the "Company")

We acknowledge receipt of a Notice of Change of Auditor (the "Auditor")dated May 12, 2004 given by the Company to ourselves and Ernst & Young LLP, Chartered Accountants.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,



/s/ BDO Dunwoody
---------------------
Chartered Accountants